MAIL STOP 3561

April 3, 2007

Mr. Eric Henderson, President
Bioforce Nanosciences Holdings, Inc.
1615 Golden Aspen Drive, Suite 101
Ames, Iowa 50010

   Re: Bioforce Nanosciences Holdings, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Filed April 17, 2006
     File Number 000-51074

Dear Mr. Henderson:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Emerging Growth
       Companies